Filed Pursuant to Rule 424(b)(3)
Registration Statement 333-295954

PROSPECTUS

Cibus, Inc.

10,738,040 Shares of Common Stock Underlying Outstanding Warrants

This prospectus relates to the issuance by Cibus, Inc. (“Cibus” or the “Company”) of up to an aggregate of 10,738,040 shares of its Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), issuable upon the exercise of certain outstanding warrants outstanding as of the date hereof that were initially issued by Cibus under its Registration Statement on Form S-3 (Registration No. 333-273062) (collectively, the “Warrants”), including:

•

1,298,040 shares of Class A Common Stock issuable upon exercise of outstanding common warrants to purchase Class A Common Stock, of which 1,198,040 have an exercise price of $2.50 per share and 100,000 have an exercise price of $10.00 per share, that were originally issued by Cibus on or about June 13, 2024 pursuant to a prospectus dated October 27, 2023 and a related prospectus supplement dated June 11, 2024 (the “2024 Common Warrants”);

•

9,040,000 shares of Class A Common Stock issuable upon exercise of outstanding common warrants, each with an exercise price of $2.50 per share of Class A Common Stock, that were originally issued by Cibus on or about January 24, 2025 pursuant to a prospectus dated October 27, 2023 and a related prospectus supplement dated January 21, 2025 (the “2025 Common Warrants”); and

•

400,000 shares of Class A Common Stock issuable upon exercise of outstanding pre-funded warrants, each with an exercise price of $0.0001, that were originally issued by Cibus on or about January 24, 2025 pursuant to a prospectus dated October 27, 2023 and a related prospectus supplement dated January 21, 2025 (the “2025 Pre-Funded Warrants”).

The 2024 Common Warrants were immediately exercisable, with an expiration date five years after their date of issuance. The 2025 Common Warrants became exercisable on May 22, 2025 and expire five years after that date. The 2025 Pre-Funded Warrants were immediately exercisable and are exercisable until fully exercised. Each of the Warrants is subject to certain beneficial ownership limitations. See “Description of Warrants.”

The Company will receive the proceeds from the exercise of the Warrants but not from any sale of the underlying shares of Class A Common Stock.

The Company’s Class A Common Stock is traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CBUS”. The closing price for the Company’s Class A Common Stock on May 21, 2026 was $1.38 per share, as reported on Nasdaq.

Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 4 of this prospectus and the documents incorporated by reference for a discussion of facts you should carefully consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2026.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that the Company filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. This prospectus relates to the offering of shares of Class A Common Stock issuable upon the exercise of the outstanding Warrants. Before exercising any Warrants for shares of Class A Common Stock covered by this prospectus, it is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference herein. You should also read and consider the information in the documents to which the Company has referred you in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus.

The information contained in this prospectus or incorporated by reference herein is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or of any issuance of Class A Common Stock hereunder. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference into this prospectus that was filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into this prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

The representations, warranties and covenants made by the Company in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of the Company’s affairs.

The Company has not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or any free writing prospectus the Company has prepared. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus is an offer to sell only Class A Common Stock upon exercise of outstanding Warrants and only under circumstances and in jurisdictions where it is lawful to do so. The distribution of this prospectus and the offering of the shares of Class A Common Stock offered by this prospectus in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A Common Stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, and any related free writing prospectus, including the risks of investing in Cibus’ securities discussed in the section titled “Risk Factors” contained in this prospectus and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including Cibus’ financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Company Overview

Cibus is a leading agricultural biotechnology company that primarily uses proprietary gene editing technologies to develop plant traits, which are specific genetic characteristics in the DNA of a plant’s seed. Plant traits, or characteristics, influence how a resulting plant functions and/or interacts with its environment. Cibus produces these edited plant traits by a unique process that is endeavoring to change the scale and speed of plant breeding for many major agricultural crops. Over the course of its history, the Company has developed a proprietary time bound and predictable gene editing platform referred to as the Rapid Trait Development System™ (“RTDS®”). This system allows the Company to edit gene targets that are the basis of novel traits that can be integrated into its customers’ best or elite seed genetics in as little as one year. Cibus’ primary trait business opportunities continue to broaden as key jurisdictions around the world more closely align gene editing regulatory policies with those already in place for conventional breeding.

In the near term, Cibus’ priority pipeline program centers on Rice herbicide tolerance (HT) traits. Alongside its Rice program, Cibus also continues to advance its sustainable ingredients program, including lauric oils and bio fragrance products, the development of which is currently partially partner-funded and/or supported by a consumer-packaged goods partner. Management estimates that Cibus’ bio-fragrance business has a peak annual revenue potential of approximately $20-40 million, within a global bio-fragrance industry that has the potential to grow to become an approximately $75 billion market by 2030. The Company retains the rights to the remainder of its productivity trait portfolio and will opportunistically pursue partner-funded projects in such traits until such time as the Company’s capital resources are sufficient to efficiently support a more robust development effort.

Corporate Structure

Cibus is a holding company with substantially all of its assets and operations conducted through Cibus Global, LLC (“Cibus Global”) and its subsidiaries. Cibus, Inc.’s sole material asset consists of its interest in Cibus Global. Cibus, Inc. is the sole managing member of Cibus Global and is responsible for all operational, management and administrative decisions relating to Cibus Global’s business and consolidates the financial results of Cibus Global and its subsidiaries.

Implications of Being a Smaller Reporting Company

Cibus, Inc. is a “smaller reporting company” as defined in the Securities Exchange Act of 1934 (the “Exchange Act”). The Company may continue to be a smaller reporting company even though the Company no longer qualifies as an “emerging growth company.” As a smaller reporting company, the Company is exempt from the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 and may also take advantage of certain scaled disclosure accommodations. The Company may remain a smaller reporting company until the fiscal year following the determination that its common stock held by non-affiliates is $250 million or more

(measured on the last business day of the Company’s second fiscal quarter) or its annual revenues are $100 million or more during the most recently completed fiscal year and the Company’s common stock held by non-affiliates is $700 million or more (measured on the last business day of the Company’s second fiscal quarter).

Company Information

The Company’s Class A Common Stock trades on Nasdaq under the symbol “CBUS.” The Company’s principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, CA 92121 and its telephone number is (858) 450-0008. Cibus’ filings with the SEC are posted on its corporate website at www.cibus.com. The information found on the Company’s website is not part of this prospectus.

THE OFFERING

Class A Common Stock Offered by Cibus in this Offering	10,738,040 shares of Class A Common Stock issuable upon exercise of outstanding Warrants.

Shares to be Outstanding After This Offering	65,149,077 shares of Class A Common Stock (assuming exercise of the Warrants in full).

Use of Proceeds	Assuming the full exercise for cash of all of the outstanding Warrants, the Company will receive proceeds of $26,595,140.

Cibus’ management will retain broad discretion regarding the allocation and use of the net proceeds. Cibus currently intends to use the net proceeds from this offering for working capital and general corporate purposes, including to fund further development of its weed management traits in Rice and facilities-related costs and expenses. See the section titled “Use of Proceeds.”

Risk Factors	Investment in the Company’s Class A Common Stock involves a high degree of risk. You should read the section titled “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus for a discussion of factors to consider before deciding to purchase shares of Class A Common Stock.

Nasdaq Capital Market Symbol	The Class A Common Stock is traded on Nasdaq under the symbol “CBUS.”

The number of shares to be outstanding after this offering is based on 76,345,736 shares of Class A Common Stock (inclusive of 62,641 shares of restricted Class A Common Stock, which are outstanding, subject to vesting conditions) and no shares of Class B Common Stock outstanding as of March 31, 2026 and excludes, in each case as of that date (unless otherwise indicated):

•	1,434,633 shares of Class A Common Stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $27.48 per share;

•	1,171,264 shares of Class A Common Stock issuable upon the vesting and settlement of restricted stock units outstanding;

•	5,305,236 shares of Class A Common Stock reserved for future issuance under the Company’s equity compensation plan; and

•	158,483 shares of Class A Common Stock issuable upon exercise of outstanding common warrants to purchase Class A Common Stock, each with an exercise price of $69.04 per share of Class A Common Stock.

Unless otherwise stated, information in this prospectus assumes no further exercise of outstanding options or other warrants and no future issuances by Cibus of shares of its Class A Common Stock or securities convertible into or exercisable for Cibus’ Class A Common Stock, including as part of any future offerings of such securities.

RISK FACTORS

You should consider carefully the risks described below and those risk factors described under the heading “Item 1.A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as may be updated by Cibus’ subsequent filings under the Exchange Act that are incorporated by reference in this prospectus, in their entirety, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus and any free writing prospectus that Cibus may authorize for use in connection with this offering before you make a decision to invest in the Company’s securities. If any of these risks actually occur, Cibus’ business, operating results, prospects or financial condition could be harmed. This could cause the trading price of the Class A Common Stock to decline and you may lose all or part of your investment. The risks below and incorporated by reference in this prospectus are not the only ones the Company faces. Additional risks not currently known to Cibus or that the Company currently deems immaterial may also affect Cibus’ business operations and financial performance. Please also read carefully the section below titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to the Offering

If you exercise Warrants, you will experience substantial and immediate dilution.

The exercise price of the Warrants, other than with respect to the 2025 Pre-Funded Warrants, is substantially higher than the net tangible book value per share of the Class A Common Stock as of March 31, 2026. If you purchase shares of Class A Common Stock upon the exercise of such Warrants, you will experience immediate and substantial dilution to the extent of the difference between the exercise price per share and the adjusted net tangible book value per share of the Class A Common Stock as of March 31, 2026, as adjusted to give effect to the exercise of all outstanding Warrants. For a further description of the dilution that you will experience immediately after the exercise of the Warrants, see the section in this prospectus entitled “Dilution” beginning on page 24.

You may experience future dilution as a result of future equity offerings.

Cibus expects in the future to seek to raise additional equity financing, including through the offer of additional shares of Class A Common Stock or other securities convertible into or exchangeable for Class A Common Stock. Such additional equity offerings may occur in the near term. Sales of shares of Class A Common Stock would result in dilution to Cibus’ stockholders.

Cibus cannot assure you that it will be able to sell shares of Class A Common Stock or other securities in any other offering at a price per share that is equal to or greater than the exercise price per share paid by holders of Warrants, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which Cibus sells additional shares of Class A Common Stock or other securities convertible into or exchangeable for Class A Common Stock in future transactions may be higher or lower than the exercise price of the Warrants.

Furthermore, if outstanding options or other warrants are exercised, you could experience further equity dilution. As of March 31, 2026, approximately 6.0 million shares of Class A Common Stock were either subject to vesting restrictions, issuable upon exercise of outstanding options, issuable upon vesting and settlement of outstanding restricted stock units, issuable upon exercise of outstanding common warrants (other than the Warrants) or reserved for future issuance under the Company’s equity compensation plans and are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules.

If Cibus’ large stockholders sell a substantial number of shares of Class A Common Stock in either the private or public markets, the market price of the Class A Common Stock could decrease materially. The perception in the public market that these stockholders might sell Class A Common Stock could also depress the market price of the Class A Common Stock and could impair Cibus’ future ability to obtain capital, especially through an offering of equity securities.

Additionally, shares of Class A Common Stock issued or issuable under Cibus’ equity incentive plans to employees and directors have been registered on Form S-8 registration statements and may be freely sold in the public market upon issuance.

Cibus’ management will have broad discretion over the use of the proceeds the Company receives upon the exercise of the Warrants and might not apply the proceeds in ways that increase the value of your investment.

Cibus’ management will have broad discretion to use the net proceeds from the exercise of Warrants, and you will be relying on the judgment of Cibus’ management regarding the application of these proceeds. You will not have the opportunity to influence Cibus’ decisions on how to use the proceeds, and Cibus may not apply the net proceeds of this offering in ways that increase the value of your investment. Because of the number and variability of factors that will determine Cibus’ use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by Cibus’ management to apply these funds effectively could harm the Company’s business. Pending their use, Cibus intends to invest the net proceeds from this offering in marketable securities that may include investment-grade interest-bearing securities, money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government in accordance with the Company’s investment policy. These investments may not yield a favorable return to Cibus’ stockholders. If Cibus does not invest or apply the net proceeds from this offering in ways that enhance stockholder value, Cibus may fail to achieve expected financial results, which could cause its stock price to decline.

Cibus has not paid dividends in the past and does not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of the Class A Common Stock.

Cibus has never paid dividends and does not anticipate paying dividends in the foreseeable future. The payment of dividends will depend on Cibus’ earnings, capital requirements, financial condition, prospects and other factors Cibus’ board of directors may deem relevant. If Cibus does not pay dividends, the Class A Common Stock may be less valuable because a return on your investment will only occur if the price per share of Class A Common Stock appreciates and you sell the Class A Common Stock thereafter.

The United States net operating loss carryforwards and certain other tax attributes of Cibus may be subject to limitations, including as a result of this offering.

As of December 31, 2025, Cibus had approximately $570.8 million of net operating loss carryforwards (NOLs) for federal and state income tax purposes, which may be available to offset federal and state income tax liabilities in the future. In addition, Cibus may generate additional NOLs in future years. Cibus established a full valuation allowance for its deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

In general, a corporation’s ability to utilize its NOLs may be limited if it experiences an “ownership change” as defined in Section 382 of the Code. An ownership change generally occurs if certain direct or indirect five percent shareholders increase their aggregate percentage ownership of a corporation’s stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change. If a corporation experiences an ownership change, the corporation will be subject to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change taxable income. This limitation is generally determined by multiplying the value of the corporation’s stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains in the assets held by such corporation at the time of the ownership change. Similar rules and limitations may apply for state income tax purposes.

The Company completed a Section 382 analysis through December 31, 2023, and it was determined that the Company experienced an IRC 382 cumulative shift as of May 31, 2023, as a result of its merger with Cibus Global. The Company completed an additional analysis through each of December 31, 2025 and 2024, to determine if any additional cumulative shifts have occurred and concluded no Section 382 ownership change was identified in 2025 or 2024. For financial statement purposes, the Company has included the federal and state NOLs and R&D credit in the schedule of deferred tax assets offset with a full valuation allowance. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by historical ownership changes will not impact the Company’s effective tax rate in the future. There is no assurance that Cibus will not experience additional ownership changes under Section 382 that would further limit or possibly eliminate its ability to use its NOLs. Cibus may experience ownership changes as a result of shifts in the direct or indirect ownership of its stock (including as a result of securities sold in this offering and/or in prior offerings), some of which may be outside of its control. There is also a risk that future legal or regulatory changes may limit Cibus’ ability to use current or future NOLs to offset its future federal income tax liabilities.

The market price of the Class A Common Stock has been and could remain volatile, which could adversely affect the market price of the Class A Common Stock.

The market price of the Class A Common Stock has experienced, and may continue to experience, volatility in response to various factors. Between the closing date of Cibus’ merger with Cibus Global on May 31, 2023 and May 21, 2026, the closing price of the Class A Common Stock on Nasdaq fluctuated from a high of $31.50 per share to a low of $1.16 per share. Some factors that may cause the market price of the Class A Common Stock to fluctuate include Cibus’ perceived prospects or the perceptions of the market of the Company’s pipeline, new products or technologies, changes in securities analysts’ recommendations or earnings estimates and Cibus’ ability to meet such estimates, changes in general conditions in the economy or the financial markets, capital raising activity and other developments affecting Cibus or its competitors.

These and other market and industry factors may cause the market price and demand for the Class A Common Stock to fluctuate substantially, regardless of Cibus’ actual operating performance, which may limit or prevent investors from readily selling their Class A Common Stock at a favorable price or at all and may otherwise negatively affect the liquidity of the Class A Common Stock.

If securities or industry analysts do not publish research or reports about Cibus’ business, or if they issue adverse or misleading opinions regarding the Company’s Class A Common Stock, the price of the Class A Common Stock and trading volume could decline.

The trading market for the Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about Cibus or its business. If any of the analysts who cover Cibus issue an adverse or misleading opinion regarding the Company, its business model, its intellectual property or the performance of the Class A Common Stock, or if Cibus’ operating results fail to meet the expectations of analysts, including such analysts’ expectations regarding revenue timing or amounts, the price of the Class A Common Stock would likely decline. If one or more of these analysts cease coverage of Cibus or fail to publish reports on Cibus regularly, Cibus could lose visibility in the financial markets, which in turn could cause the price of the Class A Common Stock or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

The Company has made these forward-looking statements in reliance on the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. In some cases, you can identify these statements by forward-looking words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “predicts,” “projects,” “scheduled,” “should,” “targets,” “will,” “would,” or the negative of these terms and other similar terminology. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include statements about the Company’s future financial performance, including its liquidity and capital resources, cost saving initiatives and their impact on annual cash burn rates, cash runway, and its ability to continue as a going concern; the advancement, timing and progress of the Company’s platform development and trait development in crop platforms; the ability to obtain partner funding to support its non-Rice productivity trait portfolio; the anticipated timing for the presentation of data related to trait development and other operational activities; the timeframes for transferring traits in customers’ elite germplasm; the timeframe for commercialization of germplasm with the Company’s traits by seed company customers; the timing for, and degree of, adoption by farmers of germplasm with the Company’s traits following commercialization; the capacity of the Company’s productivity traits to deliver competitive yield improvements; the ability of gene editing to address climate change at scale; the timing and nature of regulatory developments relating to gene editing; the market opportunity for the Company’s plant traits, including the number of addressable acres, and the trait fees that the Company expects to receive; and the Company’s ability to enter into and maintain significant collaborations and commercial relationships. These and other forward-looking statements are predictions and projections about future events and trends based on the Company’s current expectations, objectives, and intentions and are premised on current assumptions.

The Company’s actual results, level of activity, performance or achievements could be materially different from those expressed, implied, or anticipated by forward-looking statements due to a variety of factors, including, but not limited to:

•	the Company’s need for additional near term funding to finance its activities and challenges in obtaining additional capital on acceptable terms, or at all;

•	changes in expected or existing competition;

•	challenges to the Company’s intellectual property protection and unexpected costs associated with defending intellectual property rights;

•	increased or unanticipated time and resources required for the Company’s development efforts for its priority opportunities in Rice and biofragrance products and sustainable ingredients;

•	the Company’s reliance on third parties in connection with its development activities and for commercialization;

•	challenges associated with the Company’s ability to effectively license its productivity traits and sustainable ingredient products;

•	the risk that farmers do not recognize the value in germplasm containing the Company’s traits or that farmers and processors fail to work effectively with crops containing the Company’s traits;

•	delays or disruptions in the Company’s platform or trait product development efforts;

•	the inability to identify partners to fund the Company’s non-Rice productivity trait portfolio;

•	challenges that arise in respect of the Company’s production of high-quality plants and seeds cost effectively on a large scale;

•	the Company’s dependence on distributions from Cibus Global to pay taxes and cover its corporate and overhead expenses;

•	regulatory developments that disfavor or impose significant burdens on gene editing processes or products;

•	delays and uncertainties regarding regulatory developments in the European Union;

•	the Company’s ability to achieve commercial success;

•	commodity prices and other market risks facing the agricultural sector;

•	technological developments that could render the Company’s technologies obsolete;

•	impacts of the Company’s headcount reductions and other cost reduction measures, which may include operational and strategic challenges, and the potential for additional cost reduction measures;

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changes in macroeconomic and market conditions, including inflation, supply chain constraints, and rising interest rates, and economic volatility and uncertainty arising from dynamic trade policies, including tariffs and retaliatory tariffs, and market reactions to such policies;

•	dislocations in the capital markets and challenges in accessing liquidity and the impact of such liquidity challenges on the Company’s ability to execute on its business plan;

•	the Company’s assessment of the period of time through which its financial resources will be adequate to support operations; and

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other important risks and uncertainties described in “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K, which was filed with the SEC on March 17, 2026, as they may be updated or supplemented from time-to-time in the Company’s subsequent reports on Forms 10-Q and 8-K filed with the SEC.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity. Therefore, you should not place undue reliance on any of these forward-looking statements.

Any forward-looking statement made by the Company in this prospectus is based only on information currently available to the Company and speaks only as of the date hereof. The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements after the date of this prospectus, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

You should read this prospectus together with the documents Cibus has filed with the SEC that are incorporated by reference and any free writing prospectus that Cibus may authorize for use in connection with this offering completely and with the understanding that Cibus’ actual future results may be materially different from what Cibus currently expects. Cibus qualifies all of the forward-looking statements in the foregoing documents by these cautionary statements.

USE OF PROCEEDS

If the Warrants are exercised in full, Cibus will receive proceeds of approximately $26.6 million. However, the Company does not know when, if or the extent to which such Warrants may be exercised, and it is possible that no Warrants may be exercised, in which case the Company would not receive any proceeds from this offering.

Cibus currently intends to use the net proceeds from the exercise of the Warrants for working capital and general corporate purposes, including to fund further development of its weed management traits in Rice and facilities-related costs and expenses.

Cibus may find it necessary or advisable to use the net proceeds for other purposes and Cibus’ management retains broad discretion regarding the use of the net proceeds from this offering, including discretion over the amounts and timing of any actual expenditures.

Pending Cibus’ use of the net proceeds from the exercise of the Warrants, Cibus intends to invest the net proceeds in marketable securities that may include investment-grade interest-bearing securities, money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government in accordance with Cibus’ investment policy.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain material provisions of the Company’s capital stock does not purport to be complete and is subject to and qualified by reference to the Company’s second amended and restated certificate of incorporation (the Company’s “Amended and Restated Charter”) and the Company’s amended and restated bylaws (the Company’s “Amended Bylaws”). The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (the “DGCL”).

General

The Company’s total number of authorized shares of capital stock consists of (i) 210,000,000 shares of Class A Common Stock, (ii) 90,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and (iii) 10,000,000 shares of preferred stock, par value of $0.0001 per share (“Preferred Stock”). As of May 8, 2026, the Company had outstanding 76,331,634 shares of Class A Common Stock (excluding 52,045 restricted shares of Class A Common Stock, which are outstanding, but remain subject to vesting) and no shares of Class B Common Stock or Preferred Stock.

Class A Common Stock

Voting Rights. Holders of shares of Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of Class A Common Stock have no voting power with respect to, and are not entitled to vote on, any amendment to the Amended and Restated Charter (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under the Amended and Restated Charter or under the DGCL. The holders of Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of outstanding shares of Class A Common Stock are entitled to vote separately upon any amendment to the Amended and Restated Charter (including by merger, consolidation, conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of Class A Common Stock in a manner that is materially and disproportionately adverse as compared to the Class B Common Stock.

Dividend Rights. Holders of shares of Class A Common Stock are entitled to receive dividends when, as and if declared by the Company’s board of directors (the Company’s “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock.

Liquidation Rights. Upon its liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of shares of Class A Common Stock will be entitled to receive pro rata the remaining assets available for distribution.

All outstanding shares of Class A Common Stock are fully paid and non-assessable. The Class A Common Stock is not subject to further calls or assessments by us. Holders of shares of Class A Common Stock do not have preemptive, subscription or redemption rights. There is no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, powers, preferences and privileges of Class A Common Stock are subject to those of the holders of any shares of Class B Common Stock and Preferred Stock or any other series or class of stock the Company may authorize and issue in the future.

Class B Common Stock

No shares of Class B Common Stock are issued or outstanding.

Voting Rights. Holders of shares of Class B Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of Class B Common Stock have no voting power with respect to, and are not entitled to vote on, any amendment to the Amended and Restated Charter (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under the Amended and Restated Charter or under the DGCL. The holders of Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of outstanding shares of Class B Common Stock are entitled to vote separately upon any amendment to the Amended and Restated Charter (including by merger, consolidation, conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of Class B Common Stock in a manner that is materially and disproportionately adverse as compared to the Class A Common Stock.

Holders of outstanding shares of Class B Common Stock are entitled to vote separately upon any (A) merger, consolidation, conversion, reorganization or similar event in connection with any transaction or series of transactions intended to result in the Company no longer being structured as an umbrella partnership C corporation (an “Up-C Reorganization Transaction”) or (B) amendment to the Amended and Restated Charter (including by merger, consolidation, conversion, reorganization or similar event) to effect an Up-C Reorganization Transaction.

Holders of the Shares vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of the Shares, as a single class with the holders of Preferred Stock) except as otherwise required in the Amended and Restated Charter or by applicable law.

Dividend Rights. Holders of Class B Common Stock do not have any right to receive dividends. In no event will any dividend be declared or made on any Shares unless (1) a corresponding dividend for all other Shares not so adjusted at the time outstanding is made in the same proportion and the same manner and (2) the dividend has been reflected in the same economically equivalent manner on all Shares. Dividends with respect to Shares may only be paid with shares of stock of the same class of common stock.

Liquidation Rights. Holders of Class B Common Stock do not have any right to receive a distribution upon liquidation, dissolution or winding up of the Company.

Retirement of Shares. No holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a corresponding number of Cibus Global Common Units to the same person in accordance with the provisions of Cibus Global’s operating agreement (the “Cibus Global Amended Operating Agreement”). If any outstanding share of Class B Common Stock ceases to be held by a holder of the corresponding Cibus Global Common Unit, such share shall automatically and without further action on the part of the Company or any holder of Class B Common Stock be transferred to the Company for no consideration and retired.

Issuance of Cibus Global Common Units. To the extent common units of Cibus Global (“Cibus Global Common Units”) are issued pursuant to Cibus Global’s amended operating agreement to anyone other than the Company or a wholly owned subsidiary of Cibus, Inc., an equivalent number of shares of Class B Common Stock (subject to adjustment) will be issued at par to the same person to which such Cibus Global Common Units are issued.

Preferred Stock

No shares of Preferred Stock are issued or outstanding as of the date of this prospectus. The Amended and Restated Charter authorizes the Company’s Board to establish one or more series of Preferred Stock. The

Company’s Board will be able to determine, with respect to any series of Preferred Stock, the powers (including voting powers), and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the Company’s Board.

Cibus has no current plans to pay dividends on the Company’s Class A Common Stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Company’s Board and will depend on, among other things, the Company’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Company’s Board may deem relevant. Because Cibus, Inc. is a holding company and will have no direct operations, the Company may only be able to pay dividends from funds it receives from its subsidiaries.

Annual Stockholder Meetings

The Amended Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as may be designated by the Company’s Board or, in the absence of a designation by the Company’s Board, by the chair, the chief executive officer or the secretary. To the extent permitted under applicable law, the Company may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Amended and Restated Charter, the Amended Bylaws and Certain Provisions of Delaware Law

The Amended and Restated Charter, the Amended Bylaws and certain provisions of the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s Board. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile or abusive change of control and enhance the ability of the Company’s Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the Shares held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which apply so long as the Company’s Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of the Company’s capital stock or then outstanding number of shares of Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The Company’s Board will be authorized to generally issue shares of one or more series of Preferred Stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of the Company’s management. Moreover, the Company’s authorized but unissued shares of Preferred Stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A Common Stock or Preferred Stock may be to enable the Company’s Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the Company’s stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

The Amended and Restated Charter and the Amended Bylaws provide that any vacancies on the Company’s Board, and any newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any director so chosen will hold office until the earlier expiration of the term of office of the director whom he or she has replaced or his or her successor shall be duly elected and qualified or until such director’s earlier death, disqualification, resignation or removal. No decrease in the number of directors shall shorten the term of any director then in office.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Amended and Restated Charter does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the Company’s stock entitled to vote generally in the election of directors will be able to elect all directors.

Special Stockholder Meetings

The Amended and Restated Charter and the Amended Bylaws provide that special meetings of stockholders may be called only by the chair of the Company’s Board, the Company’s chief executive officer or at the direction of the Company’s Board pursuant to a written resolution adopted by a majority of the total number of directors that Cibus would have if there were no vacancies. Any business transacted at a special meeting of stockholders will be limited to matters set forth in the notice of the special meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or the Company’s management.

Director Nominations and Stockholder Proposals

The Amended Bylaws establish advance notice procedures with respect to stockholder nominations for the election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Amended Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Amended Bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. The Company’s Amended and Restated Charter precludes stockholder action by written consent; provided, however, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, may be effected by the consent in writing of the holders of a majority of the total voting power of the Class B Common Stock entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of holders of Class B Common Stock.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company’s Board. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Class A Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

DGCL Section 203

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, including the circumstances where the Shares are, at the effective date of a merger or consolidation, either listed on a national securities exchange or held of record by more than 2,000 holders, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Amended and Restated Charter provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on the Company’s behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to it or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Amended and Restated Charter or Amended Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine. This provision does not apply to any actions arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any of the Company’s securities shall be deemed to have notice of and consented to the forum provisions in the Amended and Restated Charter. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Amended and Restated Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer. The effect of these provisions is to eliminate the Company’s rights and those of the Company’s stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any breaches of a director’s or officer’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which such director or officer derived an improper personal benefit.

The Amended and Restated Charter generally provides that the Company must defend, indemnify and advance expenses to the Company’s directors and officers to the fullest extent permitted or required by the DGCL. The Company may also be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Amended and Restated Charter and the Amended Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Cibus, Inc. and its stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Common Stock is Broadridge Corporate Issuer Solutions, LLC. The transfer agent’s address is 1155 Long Island Avenue, Edgewood, NY 11717.

DESCRIPTION OF WARRANTS

2024 Common Warrants

The following is a summary of the material terms and provisions of the 2024 Common Warrants. This summary is subject to and qualified in its entirety by the form of 2024 Common Warrants and the form of the Warrant Amendment Agreement relating thereto, which were filed with the SEC as Exhibit 4.3 and Exhibit 4.4, respectively, to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2026 and are incorporated by reference into the registration statement of which this prospectus forms a part. Investors should carefully review the terms and provisions of the form of 2024 Common Warrant for a complete description of the terms and conditions of the 2024 Common Warrants. All 2024 Common Warrants were issued in certificated form.

The 2024 Common Warrants represent the right to purchase 1,298,040 shares of Class A Common Stock. In connection with the offering of the 2025 Common Warrants and 2025 Pre-Funded Warrants, the Company entered into warrant amendment agreements (each, a “Warrant Amendment Agreement”) with certain holders of the 2024 Common Warrants to (i) reduce the exercise price of those 2024 Common Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the trading condition in respect of the redemption provisions from $20.00 per share to $5.00 per share with a redemption notice period of 30 days, and (iii) extend the termination date of those 2024 Common Warrants held by those certain investors to five years following the issuance of the 2025 Common Warrants and 2025 Pre-Funded Warrants to such investors. The warrant amendment agreement with respect to Mr. Riggs, then an executive officer of the Company and a holder of 2024 Common Warrants, was conditioned on, and was not effective until, the trading day after the Company obtained certain approvals from its stockholders, which occurred on May 22, 2025. The 2024 Common Warrants which were not amended by a Warrant Amendment Agreement are referred to herein as the “Original 2024 Common Warrants” and the 2024 Common Warrants which have been amended by a Warrant Amendment Agreement are referred to herein as the “Amended 2024 Common Warrants.”

Exercisability

Each Common Warrant will be exercisable beginning on the date of issuance. The Original 2024 Common Warrants will expire five years from their date of issuance and the Amended 2024 Common Warrants will expire five years from the date the 2025 Common Warrants and 2025 Pre-Funded Warrants were issued to the respective investors, in each case unless earlier redeemed. The 2024 Common Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and payment in full for the number of shares of Class A Common Stock purchased upon such exercise, except in the case of a cashless exercise as discussed below.

The number of shares of Class A Common Stock issuable upon exercise of the 2024 Common Warrants is subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Class A Common Stock.

Cashless Exercise

If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the shares issuable upon exercise of the 2024 Common Warrant, the holder may exercise the 2024 Common Warrant on a cashless basis. When exercised on a cashless basis, a portion of the 2024 Common Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of Class A Common Stock purchasable upon such exercise.

Exercise Price

Each 2024 Common Warrant represents the right to purchase one share of Class A Common Stock at an exercise price of $2.50 per share, in respect of the Amended 2024 Common Warrants, or $10.00 per share, in the case of the Original 2024 Common Warrants. Subject to limited exceptions, a holder of 2024 Common Warrants does not have the right to exercise any portion of the 2024 Common Warrant to the extent that, after giving effect to the exercise, the holder, together with its affiliates, and any other person acting as a group together with the holder or any of its affiliates, would beneficially own in excess of 4.99% or 9.99%, as applicable, or in respect of the 2024 Common Warrants held by Rory Riggs, 19.99%, of the number of shares of Class A Common Stock outstanding immediately after giving effect to its exercise (the “2024 Beneficial Ownership Limitation”). The holder, upon notice to the Company, may increase or decrease the 2024 Beneficial Ownership Limitation provisions of the 2024 Common Warrant, provided that in no event shall the limitation exceed 9.99%, or in the case of a 2024 Common Warrant held by Rory Riggs, 19.99%, of the number of shares of Class A Common Stock outstanding immediately after giving effect to the exercise of the 2024 Common Warrant. Any increase in the 2024 Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.

Certain Adjustments

The exercise price and number of shares of Class A Common Stock issuable upon exercise of the 2024 Common Warrants may be proportionally adjusted upon the occurrence of specific events, including stock dividends, stock splits, combinations and certain recapitalizations of the Class A Common Stock.

Rights Upon Distribution of Assets; Purchase Rights

If the Company distributes assets, including cash dividends, any securities (other than a stock dividend of Class A Common Stock, described under “—Certain Adjustments”) or other property, to its stockholders, the 2024 Common Warrant holders shall be entitled to participate in such distribution to the same extent that such holder would have participated had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2024 Common Warrant. If such distribution would cause such holder to exceed the 2024 Beneficial Ownership Limitation, the holder will not be entitled to participate in the distribution to such extent that the 2024 Beneficial Ownership Limitation would be exceeded and the distribution will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2024 Beneficial Ownership Limitation.

If the Company grants, issues or sells pro rata to its stockholders, any options, convertible securities or rights to purchase stock, warrants, securities or other property, the 2024 Common Warrant holders will be entitled to acquire such purchase rights to the same extent such holder would have acquired had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2024 Common Warrant. If such right to participate in any such purchase rights would cause such holder to exceed the 2024 Beneficial Ownership Limitation, then the holder will not be entitled to participate in such purchase right to such extent that the 2024 Beneficial Ownership Limitation would be exceeded by such purchase right, and to the extent necessary to prevent such occurrence, will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2024 Beneficial Ownership Limitation.

Transferability

Subject to applicable laws and restrictions, a holder may transfer a 2024 Common Warrant upon surrender of the 2024 Common Warrant to the Company with a duly executed assignment in the form attached to the 2024 Common Warrant. The transferring holder will be responsible for any tax liability that may arise as a result of the transfer.

No Listing

There is no established public trading market for the 2024 Common Warrants and the Company does not expect a market to develop. In addition, the Company does not intend to apply for listing of the 2024 Common Warrants on any securities exchange or trading system. Without an active market, the liquidity of the 2024 Common Warrants will be limited.

Rights as Stockholder

Except as otherwise provided in the 2024 Common Warrants or by virtue of such holder’s ownership of shares of Class A Common Stock, the holder of a 2024 Common Warrant, solely in such holder’s capacity as a holder of a 2024 Common Warrant, will not be entitled to vote, to receive dividends, or to any of the other rights of stockholders.

Fundamental Transactions

Subject to certain limitations set forth in the 2024 Common Warrant, in the event the Company (or any of its subsidiaries) effects certain mergers, consolidations, sales or other disposition of substantially all of its assets, tender or exchange offers, reclassifications or share exchanges in which the Class A Common Stock is effectively converted into or exchanged for other securities, cash or property, the Company consummates a business combination in which another person acquires 50% of the outstanding voting power of all classes of equity of the Company, or any person or group becomes the beneficial owner of more than 50% of the aggregate voting power of all classes of equity of the Company, then, upon any subsequent exercise of the 2024 Common Warrants, the holders of the 2024 Common Warrants will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Class A Common Stock then issuable upon exercise of the 2024 Common Warrants. Additionally, as more fully described in the 2024 Common Warrants, in the event of certain fundamental transactions and subject to certain limitations set forth in the 2024 Common Warrant, the holders of the 2024 Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value (as defined in the 2024 Common Warrant) of the 2024 Common Warrants on the date of the consummation of such fundamental transaction.

Redemption at the Option of the Company

The 2024 Common Warrants may be redeemed at the Company’s option, in whole or in part on a pro rata basis, at any time upon the occurrence of (i) the Company’s public announcement of an operational Soybean platform (the “Announcement”) and (ii) the first date on which the closing price of the Class A Common Stock on Nasdaq has equaled or exceeded $5.00 per share, in respect of the Amended 2024 Common Warrants, or $20.00 per share, in respect of the Original 2024 Common Warrants, for fifteen consecutive trading days (the “2024 Trading Condition”) ((i) and (ii) collectively referred to as the “2024 Redemption Conditions”), at a redemption price of $0.0001 per 2024 Common Warrant (the “2024 Redemption Price”). As more fully described in the 2024 Common Warrants, the Company shall provide prompt notice to the holders upon Announcement (the “First Notice”) and upon meeting the 2024 Redemption Conditions (the “Second Notice”). Following or concurrently with the delivery of the Second Notice, the Company may, at its option, notify holders of its election to redeem the 2024 Common Warrants (the “2024 Redemption Notice”), which 2024 Redemption Notice shall be delivered no less than 30 calendar days prior to the applicable redemption date, in respect of the Amended 2024 Common Warrants, and which notice shall be sent promptly to holders, in respect of the Original 2024 Common Warrants. From and after the date on which the 2024 Common Warrants are redeemed, holders of redeemed 2024 Common Warrants will have no further rights pursuant to the 2024 Common Warrants except to receive payment of the 2024 Redemption Price upon surrender of their warrant certificates and will be deemed cancelled and void.

Amended 2024 Common Warrants noticed for redemption may not be exercised at any time after the 30th calendar day following the date on which the 2024 Redemption Notice shall have been given by the Company and prior to the applicable redemption date, unless the Company defaults on payment of the 2024 Redemption Price on such redemption date. Original 2024 Common Warrants noticed for redemption may not be exercised at any time after notice of redemption shall have been given by the Company and prior to the applicable redemption date, unless the Company defaults on payment of the 2024 Redemption Price on such redemption date.

Amendments and Waivers

The provisions of each 2024 Common Warrant may be modified or amended or the provisions thereof waived with the written consent of the Company and the holder.

No Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the 2024 Common Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Company shall pay or shall cause, at its option, the payment of a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the 2024 Common Warrant per whole share or round such fractional share up to the nearest whole share of Class A Common Stock.

Governing Law

All questions concerning the construction, validity, enforcement and interpretation of the 2024 Common Warrants shall be governed by and construed and enforced in accordance with the law of the State of New York.

2025 Common Warrants

The following is a summary of the material terms and provisions of the 2025 Common Warrants. This summary is subject to and qualified in its entirety by the form of 2025 Common Warrants, which was filed with the SEC as Exhibit 4.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2026 and is incorporated by reference into the registration statement of which this prospectus forms a part. Investors should carefully review the terms and provisions of the form of 2025 Common Warrant for a complete description of the terms and conditions of the 2025 Common Warrants. All 2025 Common Warrants were issued in certificated form.

Exercisability

Each 2025 Common Warrant became exercisable on May 22, 2025, following receipt of certain approvals from the Company’s stockholders, and will expire five years from such date, unless earlier redeemed. The 2025 Common Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and payment in full for the number of shares of Class A Common Stock purchased upon such exercise, except in the case of a cashless exercise as discussed below.

The number of shares of Class A Common Stock issuable upon exercise of the 2025 Common Warrants is subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Class A Common Stock.

Cashless Exercise

If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the shares issuable upon exercise of the 2025 Common Warrant, the holder may exercise the 2025 Common Warrant on a cashless basis. When exercised on a cashless basis, a portion of the 2025 Common Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of Class A Common Stock purchasable upon such exercise.

Exercise Price

Each 2025 Common Warrant represents the right to purchase one share of Class A Common Stock at an exercise price of $2.50 per share. Subject to limited exceptions, a holder of 2025 Common Warrants does not have the right to exercise any portion of the 2025 Common Warrant to the extent that, after giving effect to the exercise, the holder, together with its affiliates, and any other person acting as a group together with the holder or any of its affiliates, would beneficially own in excess of 4.99% or 9.99%, as applicable, or in the case of a 2025 Common Warrant held by Rory Riggs, 19.99%, of the number of shares of Class A Common Stock outstanding immediately after giving effect to its exercise (the “2025 Beneficial Ownership Limitation”). The holder, upon notice to the Company, may increase or decrease the 2025 Beneficial Ownership Limitation provisions of the 2025 Common Warrant, provided that in no event shall the limitation exceed 9.99%, or in the case of a 2025 Common Warrant held by Rory Riggs, 19.99%, of the number of shares of Class A Common Stock outstanding immediately after giving effect to the exercise of the 2025 Common Warrant. Any increase in the 2025 Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The 2025 Beneficial Ownership Limitation in respect of the 2025 Common Warrants held by Rory Riggs shall remain in effect solely insofar as required by applicable Nasdaq listing rules.

Certain Adjustments

The exercise price and number of shares of Class A Common Stock issuable upon exercise of the 2025 Common Warrants may be proportionally adjusted upon the occurrence of specific events, including stock dividends, stock splits, combinations and certain recapitalizations of the Class A Common Stock.

Rights Upon Distribution of Assets; Purchase Rights

If the Company distributes assets, including cash dividends, any securities (other than a stock dividend of Class A Common Stock, described under “—Certain Adjustments”) or other property, to its stockholders, the 2025 Common Warrant holders shall be entitled to participate in such distribution to the same extent that such holder would have participated had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2025 Common Warrants. If such distribution would cause such holder to exceed the 2025 Beneficial Ownership Limitation, the holder will not be entitled to participate in the distribution to such extent that the 2025 Beneficial Ownership Limitation would be exceeded and the distribution will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2025 Beneficial Ownership Limitation.

If the Company grants, issues or sells pro rata to its stockholders, any options, convertible securities or rights to purchase stock, warrants, securities or other property, the 2025 Common Warrant holders will be entitled to acquire such purchase rights to the same extent such holder would have acquired had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2025 Common Warrants. If such right to participate in any such purchase rights would cause such holder to exceed the 2025 Beneficial Ownership Limitation, then the holder will not be entitled to participate in such purchase right to such extent that the 2025 Beneficial Ownership Limitation would be exceeded by such purchase right, and to the extent necessary to prevent such occurrence, will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2025 Beneficial Ownership Limitation.

Transferability

Subject to applicable laws and restrictions, a holder may transfer a 2025 Common Warrant upon surrender of the 2025 Common Warrant to the Company with a duly executed assignment in the form attached to the 2025 Common Warrant. The transferring holder will be responsible for any tax liability that may arise as a result of the transfer.

No Listing

There is no established public trading market for the 2025 Common Warrants and the Company does not expect a market to develop. In addition, the Company does not intend to apply for listing of the 2025 Common

Warrants on any securities exchange or trading system. Without an active market, the liquidity of the 2025 Common Warrants will be limited.

Rights as Stockholder

Except as otherwise provided in the 2025 Common Warrants or by virtue of such holder’s ownership of shares of Class A Common Stock, the holder of a 2025 Common Warrant, solely in such holder’s capacity as a holder of a 2025 Common Warrant, will not be entitled to vote, to receive dividends, or to any of the other rights of stockholders.

Fundamental Transactions

Subject to certain limitations set forth in the 2025 Common Warrant, in the event the Company (or any of its subsidiaries) effects certain mergers, consolidations, sales or other disposition of substantially all of its assets, tender or exchange offers, reclassifications or share exchanges in which the Class A Common Stock is effectively converted into or exchanged for other securities, cash or property, the Company consummates a business combination in which another person acquires 50% of the outstanding voting power of all classes of equity of the Company, or any person or group becomes the beneficial owner of more than 50% of the aggregate voting power of all classes of equity of the Company, then, upon any subsequent exercise of the 2025 Common Warrants, the holders of the 2025 Common Warrants will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Class A Common Stock then issuable upon exercise of the 2025 Common Warrants. Additionally, as more fully described in the 2025 Common Warrants, in the event of certain fundamental transactions and subject to certain limitations set forth in the 2025 Common Warrant, the holders of the 2025 Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value (as defined in the 2025 Common Warrant) of the 2025 Common Warrants on the date of the consummation of such fundamental transaction.

Redemption at the Option of the Company

The 2025 Common Warrants may be redeemed at the Company’s option, in whole or in part on a pro rata basis, at any time upon the occurrence of (i) the Company’s public announcement of an operational Soybean platform (the “Announcement”) and (ii) the first date on which the closing price of the Class A Common Stock on Nasdaq has equaled or exceeded $5.00 per share for fifteen consecutive trading days (the “2025 Trading Condition”) ((i) and (ii) collectively referred to as the “2025 Redemption Conditions”), at a redemption price of $0.0001 per 2025 Common Warrant (the “2025 Redemption Price”). As more fully described in the 2025 Common Warrants, the Company shall provide prompt notice to the holders upon Announcement (the “First Notice”) and upon meeting the 2025 Redemption Conditions (the “Second Notice”). Following or concurrently with the delivery of the Second Notice, the Company may, at its option, notify holders of its election to redeem the 2025 Common Warrants (the “2025 Redemption Notice”), which 2025 Redemption Notice shall be delivered no less than 30 calendar days prior to the 2025 Redemption Date (as defined below). From and after the date on which the 2025 Common Warrants are redeemed, holders of redeemed 2025 Common Warrants will have no further rights pursuant to the 2025 Common Warrants except to receive payment of the 2025 Redemption Price upon surrender of their warrant certificates and will be deemed cancelled and void.

2025 Common Warrants noticed for redemption may not be exercised at any time after the 30th calendar day following the date on which the 2025 Redemption Notice shall have been given by the Company and prior to the date upon which the 2025 Common Warrants are redeemed by the Company (the “2025 Redemption Date”), unless the Company defaults on payment of the 2025 Redemption Price on the 2025 Redemption Date.

Amendments and Waivers

The provisions of each 2025 Common Warrant may be modified or amended or the provisions thereof waived with the written consent of the Company and the holder.

No Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the 2025 Common Warrants. As to any fraction of a share of Class A Common Stock which the holder would otherwise be entitled to purchase upon such exercise, the Company shall pay or shall cause, at its option, the payment of a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the 2025 Common Warrant per whole share or round such fractional share up to the nearest whole share of Class A Common Stock.

Governing Law

All questions concerning the construction, validity, enforcement and interpretation of the 2025 Common Warrants shall be governed by and construed and enforced in accordance with the law of the State of New York.

2025 Pre-Funded Warrants

The following is a summary of the material terms and provisions of the 2025 Pre-Funded Warrants. This summary is subject to and qualified in its entirety by the form of 2025 Pre-Funded Warrants, which was filed with the SEC as Exhibit 4.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2026 and is incorporated by reference into the registration statement of which this prospectus forms a part. Investors should carefully review the terms and provisions of the form of 2025 Pre-Funded Warrant for a complete description of the terms and conditions of the 2025 Pre-Funded Warrants. All 2025 Pre-Funded Warrants were issued in certificated form.

Exercisability

Each 2025 Pre-Funded Warrant was immediately exercisable upon issuance and does not have an expiration date. The 2025 Pre-Funded Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and payment of the exercise price. The number of shares of Class A Common Stock issuable upon exercise of the 2025 Pre-Funded Warrants is subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Class A Common Stock.

Cashless Exercise

If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the shares issuable upon exercise of the 2025 Pre-Funded Warrant, the holder may exercise the 2025 Pre-Funded Warrant on a cashless basis. When exercised on a cashless basis, a portion of the 2025 Pre-Funded Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of Class A Common Stock purchasable upon such exercise.

Exercise Limitations

The Company may not effect the exercise of any 2025 Pre-Funded Warrant if such exercise would cause such holder to beneficially own more than 19.99% of the Class A Common Stock or the combined voting power of the Company’s securities beneficially owned by such holder (together with such holder’s affiliates) to exceed 19.99% of the combined voting power of all of the Company’s securities outstanding immediately after giving effect to the exercise as such percentage ownership is determined in accordance with the terms of the 2025 Pre-Funded Warrants. In addition, holders may choose to limit the exercise of any portion of any 2025 Pre-Funded Warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of Class A Common Stock beneficially owned by such holder (together with such holder’s affiliates) to exceed 4.99% or 9.99% of the number of shares of Class A Common Stock immediately after giving effect to the exercise; however, any holder of a 2025 Pre-Funded Warrant may increase or decrease such percentage, but in no event in excess of 19.99% of the combined voting power of all of the Company’s securities outstanding immediately after giving effect to the exercise, upon at least 61 days’ prior written notice from the holder to the Company. The foregoing beneficial ownership limitation in respect of the 2025 Pre-Funded Warrants held by Rory Riggs shall remain in effect solely insofar as required by applicable Nasdaq listing rules.

Certain Adjustments

The exercise price and number of shares of Class A Common Stock issuable upon exercise of the 2025 Pre-Funded Warrants may be proportionally adjusted upon the occurrence of specific events, including stock dividends, stock splits, combinations and certain recapitalizations of the Class A Common Stock.

Rights Upon Distribution of Assets; Purchase Rights

If the Company distributes assets, including cash dividends, any securities (other than a stock dividend of Class A Common Stock, described under “—Certain Adjustments”) or other property, to its stockholders, the 2025 Pre-Funded Warrant holders shall be entitled to participate in such distribution to the same extent that such holder would have participated had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2025 Pre-Funded Warrants. If such distribution would cause such holder to exceed the 2025 Beneficial Ownership Limitation, the holder will not be entitled to participate in the distribution to such extent that the 2025 Beneficial Ownership Limitation would be exceeded and the distribution will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2025 Beneficial Ownership Limitation.

If the Company grants, issues or sells pro rata to its stockholders, any options, convertible securities or rights to purchase stock, warrants, securities or other property, the 2025 Pre-Funded Warrant holders will be entitled to acquire such purchase rights to the same extent such holder would have acquired had the holder held the number of shares of Class A Common Stock acquirable upon complete exercise of its 2025 Pre-Funded Warrants. If such right to participate in any such purchase rights would cause such holder to exceed the 2025 Beneficial Ownership Limitation, then the holder will not be entitled to participate in such purchase right to such extent that the 2025 Beneficial Ownership Limitation would be exceeded by such purchase right, and to the extent necessary to prevent such occurrence, will be held in abeyance for the holder’s benefit until such time or times, if ever, as would not result in the holder exceeding the 2025 Beneficial Ownership Limitation.

Transferability

Subject to applicable laws and restrictions, a holder may transfer a 2025 Pre-Funded Warrant upon surrender of the 2025 Pre-Funded Warrant to the Company with a duly executed assignment in the form attached to the 2025 Pre-Funded Warrant. The transferring holder will be responsible for any tax liability that may arise as a result of the transfer.

No Listing

There is no established public trading market for the 2025 Pre-Funded Warrants and the Company does not expect a market to develop. In addition, the Company does not intend to apply for listing of the 2025 Pre-Funded Warrants on any securities exchange or trading system. Without an active market, the liquidity of the 2025 Pre-Funded Warrants will be limited.

Rights as a Stockholder

Except as otherwise provided in the 2025 Pre-Funded Warrants or by virtue of such holder’s ownership of shares of Class A Common Stock, the holder of a 2025 Pre-Funded Warrant, solely in such holder’s capacity as a holder of a 2025 Pre-Funded Warrant, will not be entitled to vote, to receive dividends, or to any of the other rights of stockholders.

Fundamental Transactions

Subject to certain limitations set forth in the 2025 Pre-Funded Warrant, in the event the Company (or any of its subsidiaries) effects certain mergers, consolidations, sales or other disposition of substantially all of its assets, tender or exchange offers, reclassifications or share exchanges in which the Class A Common Stock is effectively converted into or exchanged for other securities, cash or property, the Company consummates a business combination in which another person acquires 50% of the outstanding voting power of all classes of equity of the Company, or any person or group becomes the beneficial owner of more than 50% of the aggregate voting power of all classes of equity of the Company, then, upon any subsequent exercise of the 2025 Pre-Funded Warrants, the holders of the 2025 Pre-Funded Warrants will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Class A Common Stock then issuable upon exercise of the 2025 Pre-Funded Warrants.

Amendments and Waivers

The provisions of each 2025 Pre-Funded Warrant may be modified or amended or the provisions thereof waived with the written consent of the Company and the holder.

No Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the 2025 Pre-Funded Warrants. As to any fraction of a share of Class A Common Stock which the holder would otherwise be entitled to purchase upon such exercise, the Company shall or shall cause, at its option, the payment of a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the 2025 Pre-Funded Warrant per whole share or round such fractional share up to the nearest whole share of Class A Common Stock.

Governing Law

All questions concerning the construction, validity, enforcement and interpretation of the 2025 Pre-Funded Warrants shall be governed by and construed and enforced in accordance with the law of the State of New York.

DILUTION

If you purchase shares of Class A Common Stock upon the exercise of your Warrant, you will experience immediate and substantial dilution to the extent of the difference between the exercise price per share and the adjusted net tangible book value per share of the Class A Common Stock as of March 31, 2026, as adjusted to give effect to the exercise of all outstanding Warrants with the same terms.

The Company’s net tangible book value as of March 31, 2026, was $(228.3) million, or $(2.99) per share of Class A Common Stock. Net tangible book value (deficit) per share is determined by dividing the Company’s total tangible assets, less total liabilities, by the number of shares of Class A Common Stock outstanding as of March 31, 2026. Dilution in net tangible book value (deficit) per share of Class A Common Stock represents the difference between the exercise price paid per share by purchasers exercising Warrants and the as adjusted net tangible book value (deficit) per share of Class A Common Stock immediately after giving effect to the exercise of all outstanding Warrants with the same terms.

After giving effect to the exercise of all outstanding Amended 2024 Common Warrants (and assuming no exercise of the Original 2024 Common Warrants, the 2025 Common Warrants or the 2025 Pre-Funded Warrants), the Company’s as adjusted net tangible book value as of March 31, 2026 would have been approximately $(225.3) million, or $(4.06) per share of Class A Common Stock. This represents an immediate decrease in net tangible book value of $1.06 per share to existing stockholders and immediate dilution of $6.56 per share to new investors exercising Amended 2024 Common Warrants.

After giving effect to the exercise of all outstanding Original 2024 Common Warrants (and assuming no exercise of the Amended 2024 Common Warrants, the 2025 Common Warrants or the 2025 Pre-Funded Warrants), the Company’s as adjusted net tangible book value as of March 31, 2026 would have been approximately $(227.3) million, or $(4.18) per share of Class A Common Stock. This represents an immediate decrease in net tangible book value of $1.18 per share to existing stockholders and immediate dilution of $14.18 per share to new investors exercising Original 2024 Common Warrants.

After giving effect to the exercise of all outstanding 2025 Common Warrants (and assuming no exercise of the 2024 Common Warrants or the 2025 Pre-Funded Warrants), the Company’s as adjusted net tangible book value as of March 31, 2026 would have been approximately $(205.7) million, or $(3.25) per share of Class A Common Stock. This represents an immediate decrease in net tangible book value of $0.25 per share to existing stockholders and immediate dilution of $5.75 per share to new investors exercising 2025 Common Warrants.

After giving effect to the exercise of all outstanding 2025 Pre-Funded Warrants (and assuming no exercise of the 2024 Common Warrants or the 2025 Common Warrants), the Company’s as adjusted net tangible book value as of March 31, 2026 would have been approximately $(228.3) million, or $(4.17) per share of Class A Common Stock. This represents an immediate decrease in net tangible book value of $1.18 per share to existing stockholders and immediate dilution of $4.17 per share to new investors exercising 2025 Pre-Funded Warrants.

The following table illustrates this dilution on a per share basis:

		Amended 2024 Common Warrants	Original 2024 Common Warrants	2025 Common Warrants	2025 Pre-Funded Warrants
Warrant exercise price per share		$2.50	$10.00	$2.50	$0.0001
Net tangible book value per share as of March 31, 2026	$(2.99)
Increase in net tangible book value per share attributable to this offering		0.08	0.02	0.58	0.02
As adjusted net tangible book value per share as of March 31, 2026, after giving effect to the exercise of all outstanding Warrants with the same terms		(2.91)	(2.98)	(2.41)	(2.48)

Dilution per share to investors exercising Warrants		$5.41	$12.98	$4.91	$2.98

The above discussion and table are based on 76,345,736 shares of Class A Common Stock (inclusive of 62,641 shares of restricted Class A Common Stock, which are outstanding, subject to vesting conditions) outstanding as of March 31, 2026 and no shares of Class B Common Stock outstanding as of March 31, 2026 and excludes, in each case as of that date (unless otherwise indicated):

•	1,434,633 shares of Class A Common Stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $27.48 per share;

•	1,171,264 shares of Class A Common Stock issuable upon the vesting and settlement of restricted stock units outstanding;

•	5,305,236 shares of Class A Common Stock reserved for future issuance under the Company’s equity compensation plan; and

•	158,483 shares of Class A Common Stock issuable upon exercise of outstanding common warrants to purchase Class A Common Stock, each with an exercise price of $69.04 per share of Class A Common Stock.

Unless otherwise stated, information in this prospectus assumes no further exercise of outstanding options or other warrants and no future issuances by Cibus of shares of its Class A Common Stock or securities convertible into or exercisable for Cibus’ Class A Common Stock, including as part of any future offerings of such securities.

PLAN OF DISTRIBUTION

The Class A Common Stock referenced on the cover page of this prospectus will be offered solely by the Company and will be issued and sold upon the exercise of the Warrants described herein. For the holders of Warrants to exercise the Warrants, the shares issuable upon exercise must either be registered under the Securities Act or exempt from registration. If a registration statement registering the issuance of the shares of Class A Common Stock underlying the Warrants under the Securities Act is not effective or available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Class A Common Stock determined according to the formula set forth in the Warrant.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Subject to the limitations, assumptions and qualifications described herein, the following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of Class A Common Stock acquired pursuant to this offering by Non-U.S. Holders (as defined below). Prospective holders of the Class A Common Stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of the Class A Common Stock. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing U.S. Treasury regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this prospectus supplement. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and Cibus has not obtained, nor does it intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership or disposition of the Class A Common Stock.

This discussion addresses only those shares of Class A Common Stock that are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) by holders that acquired such Class A Common Stock pursuant to this offering. This discussion does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances, nor does it address any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes. It does not address holders that are subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who hold any of the Class A Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons deemed to sell any of the Class A Common Stock under the constructive sale provisions of the Code;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (or investors in such entities or arrangements);

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	U.S. expatriates and former citizens or former long-term residents of the United States; or

•	holders that acquire the Class A Common Stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

If a holder is a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes), the U.S. federal income tax treatment of a partner or beneficial owner will generally depend on the status of such partner or beneficial owner and the entity’s activities. Partnerships, partners and beneficial owners in partnerships or other pass-through entities should consult their tax advisors as to the particular U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of the Class A Common Stock.

For purposes of this discussion, a “U.S. person” is a beneficial owner of the Class A Common Stock, that, for U.S. federal income tax purposes is, or is treated as:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than an entity treated as a partnership for U.S. federal income tax purposes, of the Class A Common Stock that is, for U.S. federal income tax purposes, not a U.S. person.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CLASS A COMMON STOCK.

Distributions on the Class A Common Stock

Cibus does not anticipate declaring or paying any cash dividends to holders of Cibus’ Class A Common Stock in the foreseeable future. However, distributions of cash or other property (other than certain distributions of stock) on the Class A Common Stock will constitute dividends to the extent paid out of Cibus’ current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of Cibus’ current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A Common Stock, but not below zero. Any excess will be subject to the treatment as described below under “— Gain on the Sale, Exchange or Other Taxable Disposition of the Class A Common Stock.”

Dividends paid to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to withholding tax at a 30-percent rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, the Non-U.S. Holder will be required to provide Cibus or Cibus’ paying agent with a properly executed applicable IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate successor form), as applicable, certifying under penalties of perjury that the Non-U.S. Holder is not a U.S. person and is eligible for the benefits under the applicable income tax treaty. These forms may need to be periodically updated. If a Non-U.S. Holder holds the Class A Common Stock through a financial institution or other intermediary, the Non-U.S. Holder generally will be required to provide the appropriate documentation to the financial institution or other intermediary. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty who fails to timely provide an IRS Form W-8BEN or W-8BEN-E (or appropriate successor form), as applicable, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends in the same manner as a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or appropriate successor form) in order to claim an exemption from withholding. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to a U.S. person. Dividends received by a corporate Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) may be subject to an additional branch profits tax at a 30-percent rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the acquisition, ownership and disposition of the Class A Common Stock, including the possible imposition of the branch profits tax.

Gain on the Sale, Exchange or Other Taxable Disposition of the Class A Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, exchange or other taxable disposition of the Class A Common Stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States),

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

Cibus is or has been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and the Non-U.S. Holder is not eligible for an exemption under an applicable income tax treaty.

Cibus believes that it is not, and does not anticipate becoming, a United States real property holding corporation. Even if Cibus is or has been a United States real property holding corporation during the specified testing period, as long as Cibus’ Class A Common Stock is regularly traded on an established securities market (such as the Nasdaq Capital Market) at any time during the calendar year in which the disposition occurs, a Non-U.S. Holder will not be subject to U.S. federal income tax on the disposition of the Class A Common Stock if the Non-U.S. Holder does not own or has not owned (actually or constructively) more than 5 percent of Cibus’ Class A Common Stock at any time during the shorter of the two periods mentioned above. Non-U.S. Holders are urged to consult their tax advisors regarding the application of this regularly traded exception, including the effect of holding warrants or other rights to acquire Class A Common Stock on the calculation of the 5-percent threshold.

In addition, although a 15% withholding tax generally applies to gross proceeds from the sale, exchange or other taxable disposition of the stock of a United States real property holding company, such 15% withholding tax generally will not apply to the disposition of the Class A Common Stock so long as Cibus’ Class A Common Stock is regularly traded on an established securities market. However, the exception described in the previous sentence may not apply to certain dispositions of the Class A Common Stock if the Non-U.S. Holder exceeds the 5-percent threshold mentioned above.

If a Non-U.S. Holder recognizes gain on a sale, exchange or other taxable disposition of the Class A Common Stock that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the

United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be subject to U.S. federal income tax at the regular graduated U.S. federal income tax rates generally applicable to a U.S. person. If the Non-U.S. Holder is a corporation, the Non-U.S. Holder may also be subject to the branch profits tax at a 30-percent rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the acquisition, ownership and disposition of the Class A Common Stock, including the possible imposition of the branch profits tax.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on the Class A Common Stock. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Unless a Non-U.S. Holder complies with certification procedures to establish that the Non-U.S. Holder is not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale, exchange or other taxable disposition of the Class A Common Stock to or through the U.S. office (and, in certain cases, the foreign office) of a broker.

A Non-U.S. Holder may be subject to backup withholding (currently at a rate of 24 percent) on payments on the Class A Common Stock or on the proceeds from a sale, exchange or other taxable disposition of the Class A Common Stock unless the Non-U.S. Holder complies with certification procedures to establish that the Non-U.S. Holder is not a U.S. person or otherwise establishes an exemption. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty (including properly certifying non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or appropriate successor form)) generally will satisfy the certification requirements necessary to avoid backup withholding as well. Notwithstanding the foregoing, U.S. federal backup withholding may apply if the payor has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided the required information is furnished to the IRS in a timely manner. Non-U.S. Holders are urged to consult their tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

FATCA

Provisions of the Code commonly referred to as “FATCA” generally require withholding of 30 percent on payments of dividends on the Class A Common Stock, as well as payments of gross proceeds of dispositions of the Class A Common Stock, to a “foreign financial institution” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. However, the IRS has issued proposed U.S. Treasury regulations that eliminate FATCA withholding on payments of gross proceeds (but not on payments of dividends). Pursuant to the preamble to the proposed U.S. Treasury regulations, any applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final U.S. Treasury regulations are issued or the proposed U.S. Treasury regulations are withdrawn. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their investments in the Class A Common Stock.

Cibus will not pay any additional amounts to Non-U.S. Holders with respect to any amounts withheld, including pursuant to FATCA.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

Jones Day, New York, New York, has passed upon the validity of the Class A Common Stock offered hereby.

EXPERTS

The consolidated financial statements of Cibus, Inc. (the Company) as of December 31, 2025 and 2024, and for the years then ended incorporated by reference in this prospectus, have been so incorporated in reliance upon the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cibus filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This prospectus and the accompanying prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about Cibus and the securities offered hereby, Cibus refers you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and the accompanying prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Cibus is subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, is required to file periodic reports, proxy statements and other information with the SEC. Cibus files annual, quarterly and current reports, proxy statements and other information with the SEC. Cibus’ SEC filings are available to the public at the SEC’s website at http://www.sec.gov.

Cibus makes available free of charge, on or through the investor relations section of Cibus’ website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The information found on Cibus’ website, www.cibus.com, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Cibus to “incorporate by reference” information that Cibus files with them. Incorporation by reference allows Cibus to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that Cibus files later with the SEC will automatically update and supersede this information. Cibus filed a registration statement on Form S-3 under the Securities Act, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about Cibus and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find Additional Information.” The documents Cibus is incorporating by reference are (other than those documents or the portions of those documents not deemed to be filed):

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026;

•	the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 14, 2026;

•

the Company’s Current Reports on Form 8-K filed on January 6, 2026, January  28, 2026, January  30, 2026, March 27, 2026 and April 10, 2026 (in each case, excluding any information furnished and not filed with the SEC); and

•

the description of Cibus’ Class  A Common Stock contained in Cibus’ Registration Statement on Form 8-A, filed on July 20, 2017, as the description therein has been updated and superseded by the description of capital stock contained in Exhibit 99.1 to Cibus’ Current Report on Form 8-K filed with the SEC on June 29, 2023, including any amendments or reports filed for the purpose of updating the description.

Cibus also incorporates by reference any future filings (other than, in each case, documents (or portions thereof) or information deemed to have been “furnished” and not “filed” in accordance with SEC rules, including current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document Cibus previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Upon request, Cibus will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus. You may request a copy of these filings, and any exhibits Cibus has specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning Cibus at the following:

Cibus Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Telephone: (858) 450-0008

Attention: Investor Relations

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on the “Investors” page of Cibus’ website at www.cibus.com. Other than such documents, information contained on Cibus’ website is not incorporated by reference into this prospectus, and you should not consider any information on, or that can be accessed from, Cibus’ website as part of this prospectus.

This prospectus is part of a registration statement Cibus filed with the SEC. Cibus has incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

10,738,040 Shares of Common Stock

PROSPECTUS

May 22, 2026